Exhibit 99.31

VERSES AI INC.

(formerly VERSES Technologies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MARCH 31, 2023 and 2022

(Expressed in United States dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VERSES AI INC.

Opinion

We have audited the consolidated financial statements of Verses AI Inc. and its subsidiaries (the “Company”), which comprise:

♦	the consolidated statement of financial position as at March 31, 2023;
♦	the consolidated statement of comprehensive loss for the year then ended;
♦	the consolidated statement of changes in shareholders’ equity (deficiency) for the year then ended;
♦	the consolidated statement of cash flows for the year then ended; and
♦	the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $19,452,838 during the year ended March 31, 2023 and, as of that date, the Company’s had an accumulated deficit of $34,476,242 As stated in Note 1, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended March 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there are no key audit matters to communicate in our auditors’ report.

2

Other Matter

The consolidated financial statements of the Company as at and for the year ended March 31, 2022 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on June 30, 2022.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

♦

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

3

♦

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

♦	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

♦

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

♦

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

♦

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Hervé Leong-Chung.

Chartered Professional Accountants

Vancouver, British Columbia

June 29, 2023

5

VERSES AI INC. (formerly VERSES Technologies Inc.)

Consolidated Statements of Financial Position

March 31

(Expressed in United States dollars)

As of	Notes	2023	2022
ASSETS	7
CURRENT
Cash		$4,397,281	$6,369,903
Restricted cash	3	-	94,088
Accounts receivable		35,000	143,000
Due from related parties	10	866,688	186,254
Contract assets and unbilled revenue	5	1,350,435	1,402,035
Tax receivable		204,815	26,553
Prepaid expenses	15	1,442,677	354,581
		8,296,896	8,576,414
Equipment	16	234,840	231,907
Right-of-use asset	17	109,011	220,067
TOTAL ASSETS		$8,640,747	$9,028,388
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	6, 10	$1,249,299	$619,962
Deferred grant	3	-	74,321
Deferred revenue		65,000	252,000
Restricted share unit liability	8	302,537	-
Lease liability	18	108,873	115,294
Convertible debentures	14	4,905,334	-
SAFE	9	1,025,000	1,000,000
		7,656,043	2,061,577
Loans payable	7	143,331	145,743
Lease liability	18	-	105,129
TOTAL LIABILITIES		7,799,374	2,312,449

SHAREHOLDERS’ EQUITY
Share capital	12	30,264,179	20,384,147
Contributed surplus	8, 13	5,606,507	1,583,782
Obligation to issue shares	12	83,456	-
Accumulated other comprehensive loss		(636,527)	(234,186)
Deficit		(34,476,242)	(15,017,804)
TOTAL SHAREHOLDERS’ EQUITY		841,373	6,715,939

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,640,747	$9,028,388

Commitments (Note 11)

Approved and authorized for issue on behalf of the Board on June 29, 2023.

“Gabriel Rene”	“Dan Mapes”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

6

VERSES AI INC. (formerly VERSES Technologies Inc.)

Consolidated Statements of Comprehensive Loss

For the years ended March 31,

(Expressed in United States dollars)

	Notes	2023	2022

REVENUE	4	$1,605,104	$2,773,841
COST OF REVENUE		(1,135,548)	(2,384,047)
		469,556	389,794
EXPENSES
Accounting fees		615,546	338,724
Consulting fees		1,118,877	499,617
Depreciation	16, 17	236,130	29,390
Investor relations		1,325,615	41,530
Legal fees		1,127,083	357,912
Management fees	10	-	1,172,593
Marketing		1,757,983	628,079
Office and general		1,257,850	295,760
Personnel expenses	10	2,954,123	1,042,749
Rent	19	27,549	81,010
Research and development		5,881,540	-
Share-based payments	8, 10	2,706,068	-
Travel and meals		942,587	325,656
		(19,950,951)	(4,813,020)
OTHER ITEMS
Interest expense	7, 10	(95,167)	(160,806)
Accretion expense	14	(36,626)	-
Other income	20	24,305	512,155
Grant income	3	136,045	544,875
Listing expense	25	-	(5,352,659)
LOSS BEFORE INCOME TAXES		(19,452,838)	(8,879,661)
Income taxes	26	(5,600)	(1,600)
NET LOSS		(19,458,438)	(8,881,261)
Foreign exchange difference		(402,341)	(234,186)
NET COMPREHENSIVE LOSS		$(19,860,779)	$(9,115,447)

Loss Per Class A Subordinate Voting Shares - Basic and Diluted		$(0.18)	$(0.11)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted		$(1.10)	$(0.71)
Weighted Average Number of Class A Subordinate Voting Shares - Basic and Diluted		49,836,021	15,422,225
Weighted Average Number of Class B Proportionate Voting Shares - Basic and Diluted		10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

7

VERSES AI INC. (formerly VERSES Technologies Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

	Number of Class B common shares	Number of Class A common shares	Share Capital	Contributed Surplus	Obligation to issue shares	Deficit	Accumulated Other Comprehensive Loss	Total Equity (Deficiency)
Balance, March 31, 2021	10,000,000	-	$100	$-	$-	$(6,136,543)	$-	$(6,136,443)
Issuance of shares for cash	-	608,695	280,000	-	-	-	-	280,000
SAFE conversion to shares	-	4,336,137	1,994,622	-	-	-	-	1,994,622
Elimination of VTU shares upon RTO	(10,000,000)	(4,944,832)	-	-	-	-	-	-
VAI Shares issued to VTU shareholders	10,000,000	4,944,832	-	-	-	-	-	-
Shares and warrants of VAI upon RTO	-	14,434,603	6,639,917	529,712	-	-	-	7,169,629
Issuance of special warrants	-	-	-	-	13,582,771	-	-	13,582,771
Special warrants issuance costs	-	-	-	1,054,070	(2,113,263)	-	-	(1,059,193)
Special warrants converted to shares	-	21,003,077	11,469,508	-	(11,469,508)	-	-	-
Foreign exchange difference	-	-	-	-	-	-	(234,186)	(234,186)
Net loss	-	-	-	-	-	(8,881,261)	-	(8,881,261)
Balance, March 31, 2022	10,000,000	40,382,512	20,384,147	1,583,782	-	(15,017,804)	(234,186)	6,715,939
Stock options granted	-	-	-	2,403,531	-	-	-	2,403,531
Issuance of warrants for services	-	-	-	371,507	-	-	-	371,507
Issuance of units for cash	-	14,907,030	11,333,681	231,302	-	-	-	11,564,983
Private placement issuance costs	-	291,325	(1,629,988)	807,214	-	-	-	(822,774)
Exercise of options and warrants	-	225,070	176,339	(50,065)	-	-	-	126,274
Subscriptions received	-	-	-	-	83,456	-	-	83,456
Convertible debentures equity component, net of issuance costs	-	-	-	86,465	-	-	-	86,465
Convertible debentures issuance costs	-	-	-	172,771	-	-	-	172,771
Foreign exchange difference	-	-	-	-	-	-	(402,341)	(402,341)
Net loss	-	-	-	-	-	(19,458,438)	-	(19,458,438)
Balance, March 31, 2023	10,000,000	55,805,937	$30,264,179	$5,606,507	$83,456	$(34,476,242)	$(636,527)	$841,373

The accompanying notes are an integral part of these consolidated financial statements.

8

VERSES AI INC. (formerly VERSES Technologies Inc.)

Consolidated Statements of Cash Flows

For the years ended March 31,

(Expressed in United States dollars)

For the year ended	2023	2022
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the year	$(19,458,438)	$(8,881,261)
Items not involving cash
Depreciation	236,130	29,390
Gain on conversion of SAFE	-	(118,378)
Listing expense	-	5,352,659
SAFE issued for advisory services	25,000	-
Interest and accretion expense	126,714	132,968
Financing fee	-	27,500
Gain on the settlement of accounts payable	-	(377,737)
Issuance of warrants for services	371,507	-
Share based payments	2,706,068	-
Write off of equipment	24,128
	(15,968,891)	(3,834,859)
Net changes in non-cash working capital items:
Accounts receivable	108,000	(137,310)
Due from related parties	(680,434)	(186,254)
Contract assets and unbilled revenue	51,600	(1,402,035)
Tax receivable	(178,262)	(883)
Prepaid expenses	(1,088,096)	(295,304)
Accounts payable and accrued liabilities	629,337	(200,910)
Deferred revenue	(187,000)	252,000
Deferred grant	(74,321)	(552,275)
Net cash used in operating activities	(17,388,067)	(6,357,830)
INVESTING ACTIVITIES
Investment in equipment	(148,032)	(251,729)
Cash acquired on RTO	-	1,295,204
Net cash provided by (used in) investing activities	(148,032)	1,043,475
FINANCING ACTIVITIES
Repayments of loans	(7,752)	(2,426,288)
Proceeds from issuance of loans and convertible debentures	5,545,330	275,000
Proceeds from issuance of equity instruments	11,691,257	13,214,404
Proceeds from obligation to issue shares	83,456	-
Share issue costs	(1,308,785)	(410,826)
Advances received from VAI prior to RTO	-	500,000
Lease payments	(131,776)	(11,043)
Net cash provided by financing activities	15,871,730	11,141,247
Foreign exchange effect on cash	(402,341)	(234,186)
Net change in cash and restricted cash during the year	(2,066,710)	5,592,706
Cash and restricted cash, beginning of the year	6,463,991	871,285
Cash and restricted cash, end of the year	$4,397,281	$6,463,991

Supplemental cash flow information (note 23).

The accompanying notes are an integral part of these consolidated financial statements.

9

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Chromos Capital Corp. was incorporated under the Business Corporations Act (British Columbia) on November 19, 2020. On June 17, 2021, Chromos Capital Corp. changed its name to Verses Technologies Inc. On March 31, 2023, Verses Technologies Inc. changed its name to Verses AI Inc. (“VAI”, “VERSES” or the “Company”).

On June 28, 2022, the Subordinate Class A shares of the Company were listed and started trading on the NEO Exchange Inc. (“NEO”) (“Listing”) under the symbol “VERS”.

On October 4, 2022, the Company announced that the Company’s Class A shares have commenced trading on the OTCQX® Best Market, an over-the-counter public market in the United States, under the ticker symbol “VRSSF”. VERSES will continue to trade on the NEO Exchange in Canada, as its primary listing under the symbol “VERS.”

The Company’s head office and registered and records office is located at 205 - 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9 Canada.

For the year ended March 31, 2023, the Company incurred a net loss of $19,458,438 (2022 - $8,881,261) which was funded by the issuance of shares and convertible debentures. As of March 31, 2023, the Company has an accumulated deficit of $34,476,242 (2022 - $15,017,804). The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The necessity that the Company raise sufficient funds to carry out its growth plans are conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements were authorized for issue and approved by the Board of Directors on June 29, 2023.

b)	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

10

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The results of the subsidiaries will continue to be included in the consolidated financial statements of the Company until the date that the Company’s control over the subsidiaries ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principal subsidiaries at March 31, 2023 and 2022 are as follows:

Name	Place of Incorporation	March 31, 2023 Interest	March 31, 2022 Interest
Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”)	Wyoming, USA	100%	100%
Verses Operations Canada Inc. (“VOC”)	British Columbia, CA	100%	100%
Verses Holdings Inc. (“VHI”)	British Columbia, CA	Dissolved	100%
Verses Logistics Inc. (“VLOG”)	Wyoming, USA	100%	100%
Verses Realities Inc. (“VRI”)	Wyoming, USA	100%	100%
Verses Inc. (“VINC”)	Wyoming, USA	100%	100%
Verses Health Inc. (“VHE”)	Wyoming, USA	100%	100%
Verses Global BV (“VBV”)	Netherlands	100%	100%

d)	Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

Significant assumptions about the future that management has made and other sources of estimation uncertainty at the reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

Critical accounting estimates

●	Equipment – The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of equipment.
●	Recoverability of accounts receivable and allowance for credit loss – The Company provides an allowance for the expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

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VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

●	Share-based payments – The fair value of stock options granted and compensatory warrants are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends, and the risk-free rate. The Company estimates volatility based on its historical share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options and warrants is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends.
●	Convertible debenture – The convertible debenture included an option which can be settled in the Company’s common shares. Therefore, the value of the convertible debenture was separated into its liability and equity components on the consolidated statements of financial position. The liability component is initially recognized at fair value, calculated at the net present value of the liability based upon non-convertible debt issued by comparable issuers and accounted for at amortized cost using the effective interest rate method. The effective interest rate used is the estimated rate for non-convertible debt with similar terms at the time of issue.
●	Right-of-use asset and lease liability – The right-of-use asset and lease liability is measured by discounting the future lease payments at incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.
●	Income tax – Income tax expense is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.
●	Simple agreement for future equity (“SAFE”) – The fair value of the SAFE was determined using a probability weighted expected return model based on the scenarios in accordance with the agreements. The timing and probability for each scenario is based on management’s best estimate. Where the actual outcome is different from the estimate, such difference will impact the carrying value of SAFE.

Critical accounting judgments

●	The determination of the functional currency of each entity within the Company.
●	The assessment of the Company’s ability to continue as a going concern.
●	Revenue recognition – The Company entered into agreements for both Proof of Concept (“PoC”) and Software-as-a-Service (“SaaS”) which are longer in nature, and the company has recorded a contract asset which is representative of receivables from the agreements not yet billed to the customer. Significant judgment was made to determine the performance obligations and whether each performance obligation is satisfied at a point in time or over the term of the contracts.
●	The determination of the Company’s accounting policy for research and development expenditures incurred.
●	For right-of-use assets and lease liability, the determination as to whether the contract contains an identified asset, and whether the Company has the right to control the asset, and the lease term.

12

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions, and other short-term, highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

f)	Foreign currency translation

The functional currency is the currency of the primary economic environment in which an entity operates and may differ from the currency in which the entity enters transactions. The functional currency of VAI, VHI, and VOC is the Canadian dollar (“CAD”). The functional currency of VTU, VLOG, VRI, VINC, and VHE is the United States dollar (“USD”). The functional currency of VBV is the Euro (“€”). The presentation currency of the consolidated entity is the United States dollar.

Transactions in currencies other than the functional currency are translated to the functional currency at exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities that are denominated in currencies other than the functional currency are translated to the functional currency using the exchange rate prevailing on the date of the consolidated statement of financial position, while non-monetary assets and liabilities are translated at historical rates.

Exchange gains and losses arising from the translation of foreign currency-denominated transactions or balances are recorded as a component of profit or loss in the period in which they occur.

The results of operations and financial position of each subsidiary where the functional currency is different from the presentation currency are translated as follows: assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position, expenses are translated at the average exchange rate each month, all resulting exchange differences are recognized in accumulated other comprehensive income (loss).

g)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, calculated using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

13

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares and share purchase warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Proceeds from the exercise of warrants are recorded as share capital in the amount for which the warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the contributed surplus account is transferred to share capital on exercise of warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the financing is and any residual value is allocated to the warrants reserve.

i)	Share-based payments

The Company has an omnibus equity incentive plan for stock options, restricted share units (“RSUs”), performance share units, and deferred share units, which are described in note 12. The Company grants equity-settled share-based awards to directors, officers, employees, and consultants.

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and expensed over the vesting periods. The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

The fair value of share-based payments to non-employees are based on the fair value of the goods or services received. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted at the date the Company receives the goods or services.

j)	Loss per share

Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic loss per share, except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The Company applies the treasury stock method in calculating diluted earnings per share, which assumes that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. Diluted loss per share excludes all dilutive potential common shares, as their effect would be anti-dilutive. For the year ended March 31, 2023, 26,188,410 (2022 - 13,352,537) warrants were not included in the calculation of diluted earnings per share as their inclusion was anti-dilutive.

14

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services, or obligations between related parties.

l)	Financial instruments

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held-for-trading are classified as FVTPL. For equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held-for-trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification of Financial Instruments
Cash	FVTPL

Restricted cash	FVTPL

Accounts receivables	Amortized cost

Due from related parties	Amortized cost

Accounts payable and accrued liabilities	Amortized cost

Restricted share units liability	FVTPL

Convertible debentures	Amortized cost

Loans payable	Amortized cost

SAFE	FVTPL

Lease liability	Amortized cost

(ii)	Measurement

Financial assets and liabilities at FVTOCI or amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently measured using the effective interest rate method, net any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains or losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

15

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Financial instruments (continued)

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire.

The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value.

m)	Compound financial instruments

The Company evaluates whether any conversion features would meet the definition of an equity instrument or a financial liability on initial recognition. The conversion feature of the Company’s convertible debentures has been determined to be a financial liability. The warrant component of the Company’s convertible debentures has been determined to be an equity instrument and is recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

n)	Government assistance

Government assistance consists of grants received under the Innovation and Networks Executive Agency (“INEA”), under the powers delegated by the European Commission. Government assistance is recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

16

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Research and development

The Company incurs costs on activities that relate to research and development of new and existing products. Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility. Development costs are capitalized only if the expenditures can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset. As at March 31, 2023 and 2022, the Company has not capitalized any research and development costs.

p)	Revenue recognition

The Company’s revenue is primarily derived from licensing its applications to customers and government organizations, providing customization to its core software and performing ongoing maintenance and consulting services.

The Company recognizes revenue in accordance with IFRS 15, “Revenue From Contracts With Customers,” which follows a five-step model to assess each contract of a sale or service to a customer: identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time. Revenue is recognized when a performance obligation is satisfied and the customer obtains control of promised goods and services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

Software arrangements

Revenue from software arrangements that provide the Company’s customers with the right to use the software without any significant development or integration work is recognized at a point in time, on delivery. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. If cost input method is not used, the Company recognizes the module customization revenue upon final installation of the modules and acceptance by the customers.

Revenue from Software as a service (“SaaS”) arrangements provide the Company’s customers with the right to access a cloud-based environment that the Company provides and manages and the right to receive support and to use the software; however, the customer does not have the right to take possession of the software. Revenue from SaaS arrangements is recognized over time, using the time elapsed output method, commencing on the date an executed contract exists and the customer has the right-to-use and access to the software.

17

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Revenue recognition (continued)

Contract balances

The timing of revenue recognition, billing, and cash collections results in accounts receivable, contract assets, unbilled revenue, and deferred revenue on the consolidated statement of financial position.

Unbilled revenues are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional.

Deferred revenue is recognized when payments received from customers are in excess of revenue recognized. Deferred revenue is subsequently recognized in revenue when the Company satisfies its performance obligations. Contract assets and deferred revenue are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Maintenance services

The Company offers monthly maintenance services which are recognized over time, using the time elapsed output method, as maintenance services are offered to customers.

Consulting services

The Company provides consulting services which are distinct from other services and products offered. Service revenue is recognized as services are provided.

q)	Cost of revenue

Cost of revenue includes expenses incurred for development of applications and consists of labour costs of technical staff, other direct costs, and hosting services.

r)	Leases

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset being leased.

The Company considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period in exchange for consideration”. To apply this definition the Company assesses whether the contract meets three key evaluations, which are whether:

(i)	The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company.

(ii)	The Company has the right to obtain substantially all the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

(iii)	The Company has the right to direct the use of the identified asset throughout the period of use. The Company assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

18

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)	Leases (continued)

Measurement and recognition of leases as a lessee

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position. The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company also has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term. On the consolidated statement of financial position, right-of-use assets are included under non-current assets, and lease liabilities are included under current and non-current liabilities.

s)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

19

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)	Equipment

Equipment is measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

Any gain or loss on disposal of an item of equipment is recognised in profit or loss.

Depreciation is calculated to write off the cost of items of equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognised in profit or loss. The estimated useful lives of equipment is three years. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate.

3.	DEFERRED GRANT

The Company’s subsidiary, Verses Global BV, entered into a grant agreement (alongside other beneficiaries) with the INEA, which is delegated under the European Commission, to provide technical expertise on geospatial infrastructure. The maximum grant amount receivable is $1,030,734 (€948,848).

Under the grant agreement, Verses Global BV received $836,393 (€712,222) during the year ended March 31, 2021, upon the execution of the agreement. The funds under this agreement are to reimburse the Company for amounts spent on the project. The Company is required to submit their costs related to the project and only approved expenses under the project are reimbursed.

	March 31, 2023	March 31, 2022
Balance, beginning of the year	$74,321	$626,596
Grant received – second disbursement	99,611	-
Expenses on the project	(136,045)	(544,875)
Foreign exchange adjustment	(37,887)	(7,400)
Balance, end of the year	$-	$74,321

Of the expenses incurred, $36,114 (2022 - $19,073) are outstanding in accounts payable and accrued liabilities, with $nil (2022 - $94,088) remaining in restricted cash. Grant income of $136,045 was recognized during the year ended March 31, 2023, which relates to grant received during the year and grant received in prior year not recognized.

The Company is eligible to receive $154,382 (2022 - $nil) in grant income subsequent to year ended March 31, 2023.

20

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

4.	REVENUE

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15.

	Year ended
	March 31,
	2023	2022
Recognized at a point in time	$500,000	$2,135,000
Recognized over the duration of contracts	1,105,104	638,841
Total	$1,605,104	$2,773,841

Contracts with an expected duration of greater than a year contain performance obligations which are not yet satisfied in an amount of $5,256,055 (2022 - $6,361,159). The remaining allocated transaction price will be recognized as revenue as performance obligations are completed.

5.	CONTRACT ASSETS AND UNBILLED REVENUE

The Company’s contract assets and unbilled revenues are summarized as follows:

	Contract assets	Unbilled revenue	Total
Balance, March 31, 2021	$-	$-	$-
Additions	263,194	1,138,841	1,402,035
Balance, March 31, 2022	263,194	1,138,841	1,402,035
Additions	236,423	1,105,104	1,341,527
Invoiced	-	(1,050,000)	(1,050,000)
Costs recognized	(343,127)	-	(343,127)
Balance, March 31, 2023	$156,490	$1,193,945	$1,350,435

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are summarized as follows:

	March 31, 2023	March 31, 2022
Accounts payable	$1,175,409	$539,532
Accrued liabilities	73,890	80,430
	$1,249,299	$619,962

7.	LOANS PAYABLE

Loan activity consisted of the following:

For the year ended	March 31, 2023	March 31, 2022
Balance, beginning of the year	$145,743	$547,879
Additions	-	275,000
Repayment	(7,752)	(743,122)
Interest expense	5,340	65,986
Balance, end of the year	$143,331	$145,743

21

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

7.	LOANS PAYABLE (continued)

On July 1, 2021, the Company received a $125,000 loan from a related party. The loan was unsecured and had an annual interest rate of 10% starting on July 1, 2021 and 10% financing fee, and requires monthly payments of $20,833. The loan was repaid in full in January 2022.

On July 30, 2021, the Company received a $150,000 loan from a related party. The loan was unsecured and had an annual interest rate of 10% starting on July 30, 2021 and 10% financing fee, and requires monthly payments of $20,833. The loan was repaid in full in January 2022.

On February 8, 2021, the Company received a $250,000 loan from a related party. The loan is unsecured and has an annual interest rate of 10% starting on February 8, 2021, and requires monthly payments of $20,833. The loan was repaid in full in January 2022.

On June 5, 2020, the Company received a $142,400 loan from the U.S. Small Business Administration. The loan is secured by all tangible and intangible personal property of VTU, and bears interest of 3.75% per annum and requires monthly payments of $646 starting in June 2021 with a maturity of 30 years. As at March 31, 2023, an amount of $143,331 (2022 - $145,743) remains outstanding.

In 2019, the Company received a $109,000 loan from a related party. The loan is unsecured and has an annual interest rate of 10% starting on May 1, 2019. The loan was repaid in full in November 2021.

In 2019, the Company received a $135,000 loan from a related party. The loan is unsecured and has an annual interest rate of 10% starting on Sept 6, 2019. The loan was repaid in full in November 2021.

8.	SHARE BASED PAYMENTS

The Company has an omnibus equity incentive plan (the “Plan”) available to employees, directors, officers, and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 25% of the Company’s issued and outstanding common shares. Each option can be exercised to acquire one Class A Subordinate Voting share (“Class A share”) of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase Class A shares have been granted to directors, employees, and consultants as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
June 15, 2027	4.21	$0.80	4,050,000
September 16, 2027	4.47	1.00	1,000,000
November 3, 2023	0.59	0.70	1,750,000
December 13, 2023	0.70	0.77	180,000
	3.25	$0.80	6,980,000

22

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

8.	SHARE BASED PAYMENTS (continued)

A summary of the Company’s stock options as at March 31, 2023 and 2022 and changes for the years then ended is as follows:

	Number of stock options	Weighted Average Exercise Price (CAD)
Outstanding, March 31, 2022 and 2021	-	-
Granted	7,200,000	$0.80
Exercised	(220,000)	0.77
Outstanding, March 31, 2023	6,980,000	$0.80
Exercisable, March 31, 2023	4,771,667	0.79

During the year ended March 31, 2023, 220,000 stock options were exercised at an exercise price of CAD$0.77 and $172,646 was recorded in share capital.

For the year ended March 31, 2023, the Company recognized $2,403,530 as share-based payment for stock options that vest immediately or vest over time. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended March 31, 2023
Share price at grant date	CAD$0.75
Risk-free interest rate	4.00%
Expected life	3.8 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.38

Included in the Plan, the Company may grant RSUs to employees, directors, officers, and consultants with grants Under the Plan, the RSUs can be settled at the election of the holder for Class A shares, cash, or a combination of Class A common shares and cash.

During the year ended March 31, 2023, 500,000 RSUs were granted to a director, with no exercise price or expiry date, vesting 1/3 on the first anniversary of the Listing and 1/3 each subsequent anniversary thereafter (Note 10). The RSUs were determined to be a liability instrument and were fair valued on day of grant at $309,400 based on the market price of one Class A share on the date of issuance. At March 31, 2023, the RSUs were revalued at a fair value of $302,537 based on the market price of one Class A share on revaluation date. The fair value will be recognized as an expense using the graded vesting method over the vesting period.

Number of RSUs
Outstanding, March 31, 2022 and 2021	-
Issued	500,000
Outstanding, March 31, 2023	500,000
Exercisable, March 31, 2023	-

23

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

9.	SIMPLE AGREEMENTS FOR FUTURE EQUITY (“SAFEs”)

SAFEs are securities which give the holder a future equity conversion right based on a floating conversion price determined by future events. SAFEs are convertible based on a deemed price per security calculated using the consideration paid or valuation determined on the occurrence of an equity financing or liquidity event (i.e., going public transaction, acquisition).

For the year ended	March 31, 2023	March 31, 2022
Balance, beginning of the year	$1,000,000	$3,113,000
Additions – SAFE for advisory services	25,000	-
Reductions – conversion into Common Shares	-	(1,994,622)
Reductions – gain on conversion	-	(118,378)
Balance, end of the year	$1,025,000	$1,000,000

(i) At March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $1,000,000 issued to an investor for proceeds received in the subsidiary.

(ii) At March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $25,000 issued for advisory services provided in the subsidiary.

(iii) During the year ended March 31, 2022, the Company converted SAFEs with a face value of $1,994,622 into 4,336,137 Class A shares, and resulted in a gain of $118,378 to the Company (Note 19). The number of shares issued was based on the purchase amount divided by the Company’s conversion price which was determined to be the share value of the most recent private placement then valued at $0.46.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties consist of the directors, executive officers, and companies controlled by them. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

24

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

10.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the years ended March 31, 2023 and 2022, related party transactions were as follows:

	Year ended
	March 31,
	2023	2022
Management fees	$-	$559,111
Management salaries and benefits included in personnel expenses	1,139,079	276,391
Finance fee included in interest expense	-	27,500
Share-based payments (note 8)	639,198	-
Interest expense	-	114,860
	$1,778,277	$977,862

Amounts due to or from related parties, including amounts due to key management personnel, are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at March 31, 2023 were amounts totaling $nil (2022 - $12,867) due to key management personnel. Included in due from related parties at March 31, 2023 were amounts totaling $866,688 (2022 - $186,254) due from companies controlled by key management personnel.

During year ended March 31, 2023, directors of the Company received 2,500,000 stock options (2022 - nil) with an exercise price of CAD$0.80, expiring in five years and vesting 25% on the date of Listing of the Class A shares and 25% each six months thereafter, and 500,000 restricted share units (2022 - nil) vesting 1/3 on the first anniversary of the Listing and 1/3 each subsequent anniversary thereafter.

11.	COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing, and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

-	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to retain Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g., registries, registrars, etc.) as it sees fit.
-	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
-	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
-	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
-	Years 20 to 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at grant date based on the market price of the Company’s shares. As at March 31, 2023, none of the below equity compensation has been granted.

25

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

11.	COMMITMENTS (continued)

Equity Compensation Type	Company	Equity Incentive Units
Options, RSU or DSU	Verses AI Inc.	12,566,056
Options, RSU or DSU	Verses, Inc.	1,924,708
Options, RSU or DSU	Verses Logistics Inc.	1,072,500
Options, RSU or DSU	Verses Global BV	800,000

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

In addition, the Company’s annual lease payments remaining until the end of the life of the lease is $110,017 for the year ended March 31, 2024.

12.	SHARE CAPITAL

a)	Authorized common shares

Effective July 20, 2021, the Company amended its Articles to create an unlimited number of Class A Subordinate Voting Shares and unlimited number of Class B Proportionate Voting Shares. Each Class A share shall entitle the holder thereof to one vote. Each Class B share shall entitle the holder thereof to 6.25 votes and such proportionate dividends and liquidation rights. Each Class B share is convertible, at the option of the holder, into 6.25 Class A shares.

b)	Issued

During the year ended March 31, 2023:

In August 2022, the Company issued 14,907,030 units at a price of CAD$1.00 per unit pursuant to a private placement for total proceeds of $11,564,983. Each unit consists of 1 Class A share and ½ share purchase warrant (“Unit”), with each full share purchase warrant exercisable at CAD$1.20 for 1 Class A share for three years. If at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.40 for a period of 10 consecutive trading days, the Company may accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants. The warrants in the Units were fair valued at $231,302 under the residual value method.

In connection with the private placement, the Company paid finders fees of $779,180 in cash, 291,325 Units fair valued at $224,286 and 1,146,980 broker warrants fair valued at $807,214. Each broker warrant is exercisable into one Unit at a price of $1.00 per Unit until August 15, 2025. The Company also paid $43,594 in cash for other financing fees.

26

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

12.	SHARE CAPITAL (continued)

b)	Issued (continued)

1,146,980 broker warrants were fair valued at $806,303 estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.98
Risk-free interest rate	3.27%
Estimate life	3 years
Expected volatility	100%
Expected dividend yield	0%
Expected forfeitures	0%

In March 2023, 225,070 stock options and broker warrants were exercised and fair valued at $176,339 based on the value of the options (Note 8) and broker warrants on the grant date per Black-Scholes. In connection with the exercises, additional 2,535 warrants were issued with an exercise price of CAD$1.20 and maturity date of March 13, 2025.

In addition, in March 2023, 142,846 stock options and broker warrants were exercised for proceeds of $83,456. The Class A shares in connection with this exercise were issued subsequent to year end.

During the year ended March 31, 2022:

On July 20, 2021, the Company issued 608,695 Class A shares at a price of $0.46 per share pursuant to a private placement for total proceeds of $280,000.

On July 20, 2021, the Company converted SAFEs of $1,994,622 into 4,366,137 Class A shares. The number of shares issued was based on the purchase amount divided by the Company’s conversion price which was the share price of the most recent equity financing at $0.46.

Pursuant to the terms of the Contribution Agreement dated June 21, 2021, each VTU Class A share was exchanged for one Class A share of the Company; and each VTU Class B share was exchanged for one Class B share upon completion of the Transaction on July 20, 2021. The Company issued a total of 4,944,832 Class A shares and 10,000,000 Class B shares to the former VTU shareholders.

In February and March 2022, the Company converted 21,003,077 special warrants into 21,003,077 units. Each unit consisted of 1 Class A share and ½ share purchase warrant, with each full share purchase warrant exercisable at CAD$1.20 for 1 Class A share for two years.

c)	Escrowed securities

On or before the Listing Date, the escrowed securityholders entered into the escrow agreement with the escrow agent, pursuant to which the escrowed securityholders will collectively deposit 6,380,604 Class A shares and 10,000,000 Class B shares with the escrow agent. The Company is an “established issuer” for the purposes of National Policy 46-201. Accordingly, the escrowed securities will be released from escrow in accordance with the following schedule:

●	25% of the escrowed securities have been released on Listing Date. 33% of the remaining Class A and Class B shares held in escrow was released on December 28, 2022 (⅓), and the remaining balance will be released on June 28, 2023 (⅓), and December 28, 2023 (⅓).

27

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

13.	WARRANTS

During the year ended March 31, 2023:

On December 16, 2022, the Company amended 6,591,631 share purchase warrants issued in February 2022 (the “February Warrants”), in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including February 22, 2024. The Company also amended 3,909,906 share purchase warrants (the “March Warrants”, and together with the February Warrants, the “Old Warrants”) in connection with a private placement issued in March 2022, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including March 3, 2024.The amendments are as follows:

(i) Reduce the exercise price of the Old Warrants to CAD$1.00.

(ii) Extend the expiration date of the Old Warrants to August 15, 2025.

(iii) Add the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

The Company also amended 7,599,177 share purchase warrants issued in August 2022 (“August Warrants”) in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including August 15, 2025.The amendments are as follows:

(i) To reduce the exercise price of the August Warrants to CAD$1.00.

(ii) To replace the existing acceleration clause in its entirety with the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

Subject to receipt of written consent from each warrant holder, the Company received acceptance from the NEO Stock Exchange Inc. to list up to 20,718,553 warrants.

Warrants outstanding as at March 31, 2023 and 2022 are summarized below:

	Number of warrants	Weighted Average Exercise Price (CAD)
Balance, March 31, 2021	-	$-
Assumed from VHI	1,250,000	0.40
Issued	33,105,614	0.93
Exercised	(21,003,077)	0.80
Balance, March 31, 2022	13,352,537	1.08
Issued	12,840,943	1.03
Exercised	(5,070)	0.80
Balance, March 31, 2023	26,188,410	$0.99

28

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

13.	WARRANTS (continued)

During the year ended March 31, 2023:

(i)	978,794 warrants were issued to consultants for services with a fair value of $371,507 recorded in consulting fees. The warrants are exercisable at CAD$0.80 into one Class A share and expire on June 13, 2024.
(ii)	7,453,515 warrants were issued in connection with the August 2022 private placement (Note 12b).
(iii)	145,662 warrants were issued as finders’ fees within a finder fee unit in connection with the August 2022 private placement (Note 12b).
(iv)	1,146,980 warrants were issued as broker warrants in connection with the August 2022 private placement (Note 12b).
(v)	2,617,839 detachable warrants were issued in connection with the convertible debenture financing (Note 14).
(vi)	495,618 warrants were issued as broker warrants in connection with the convertible debenture financing (Note 14).
(vii)	2,535 warrants were issued in connection with the exercise of the broker warrants granted for the August 2022 private placement (Note 12b).

During the year ended March 31, 2022:

(i)	20,000,000 special warrants were issued pursuant to a private placement for gross proceeds of $12,934,404 at a price of CAD$0.80 per special warrant. Each special warrant will, upon the exercise or deemed exercise thereof, entitle the holder to receive one unit (each, a “Unit”) of the Issuer, each Unit being comprised of one Class A share (a “Unit Share”), and one-half of one transferrable Class A share purchase warrant entitling the holder to acquire Class A shares of the Issuer at an exercise price of CAD$1.20 per share purchase warrant expiring 24 months from the date of issuance. The Company paid cash finder’s fees of $377,471 and $33,355 in share issue costs and 1,003,077 special warrants were issued as finders commissions and fair valued at $648,367.

The special warrants are automatically exercised at no additional consideration on the earlier of the date the Company obtains a receipt for the final prospectus or four months and a day after the date of issuance of the special warrants. As of March 31, 2022, 21,003,077 special warrants have been deemed to be exercised and 21,003,077 Class A shares and 10,501,537 warrants have been issued.

(ii)	1,601,000 finders’ warrants were issued exercisable at CAD$0.80 into one Class A share and one-half share purchase warrant, where each full warrant is exercisable at CAD$1.20 into one Class A share, expiring in two years.
(iii)	1,250,000 warrants were assumed from VHI due to the reverse take-over transaction (Note 25).

In relation to the special warrant financing during the year ended March 31, 2022, pursuant to National Policy 46-201, 97,500 warrants exercisable to acquire one unit warrant share at an exercise price of CAD$1.00 per unit warrant share until February 22, 2024 held by principals of the Company are currently held in escrow. 25% of the warrant held in escrow have been released. 33% of the remaining warrants held in escrow was released on December 28, 2022 (⅓), and the remaining balance will be released on June 28, 2023 (⅓), and December 28, 2023 (⅓).

29

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

13.	WARRANTS (continued)

As of March 31, 2023, the Company’s outstanding share purchase warrants expire as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
April 15, 2026	3.04	$0.40	1,250,000
October 21, 2023	0.56	0.80	805,471
November 2, 2023	0.59	0.80	790,459
March 3, 2024	0.93	1.20	1,922,427
June 13, 2024	1.21	0.80	978,794
March 13, 2025	1.95	1.20	2,535
August 15, 2025	2.38	1.20	1,427,427
August 15, 2025	2.38	1.00	19,011,297
	2.15	$0.98	26,188,410

14.	CONVERTIBLE DEBENTURES

During the year ended March 31, 2023, the Company closed a private placement of unsecured convertible debenture units of the Company (“CD Units”) at a price of CAD$1,000 per CD Unit for gross proceeds of CAD$7,504,845 (the “Private Placement”). Each CD Unit consist of: (i) CAD$1,000 principal amount unsecured convertible debentures (“Convertible Debenture”); and (ii) 350 detachable warrants (“Warrants”) to purchase Class A shares of the Company. A total of 2,617,839 detachable warrants were issued.

Each Convertible Debenture matures on the date that is 12 months from the date of issuance of the Convertible Debenture (the “Maturity Date”). On the Maturity Date, the outstanding principal amount of the Convertible Debentures (the “Principal Amount”) shall be repaid in cash. The Principal Amount shall be convertible, for no additional consideration, upon the closing of an equity financing into equity securities (as defined in the convertible debenture agreement).

The Convertible Debentures bear interest at a rate of 20% per annum from the date of issue, such interest to be paid (i) in cash, or (ii) in-kind in Equity Securities based on the Equity Financing Price. The interest will be payable in arrears on the earlier of the conversion of the Convertible Debentures and the Maturity Date. If the conversion of the Convertible Debentures occurs prior to the Maturity Date, the holder of the Convertible Debentures shall be entitled to all accrued and outstanding unpaid interest, plus an amount equal to the amount of interest that would have otherwise accrued on the Principal Amount to the Maturity Date.

In the event that the Company does not complete the Equity Financing on or before the Maturity Date, the Principal Amount and all accrued interest shall be repayable by the Company in cash.

Each Warrant is exercisable into one Class A share at a price of CADS$1.00 per share until August 15, 2025. If at any time prior to the expiry date of the Warrants (the “Expiry Date”), the volume-weighted average trading price of the Shares on the NEO (or such other principal exchange or market where the Shares are then listed or quoted for trading) exceeds CAD$2.00, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, the Company may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to the holders of the Warrants.

All securities issued pursuant to the Private Placement, and any securities convertible thereunder, will be subject to a four month hold period from the date of issue.

The Company paid $331,265 cash in brokers fees and issued 495,618 broker warrants which were fair valued at $172,771. Each Broker Warrant will entitle the holder thereof to acquire one Class A share at an exercise price of CAD$1.00 until August 15, 2025. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

30

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

14.	CONVERTIBLE DEBENTURES (continued)

Weighted average assumptions
Share price at grant date	CAD$0.86
Risk-free interest rate	3.99%
Expected life	2.44 years
Expected volatility	100%
Expected dividends	Nil
Expected forfeiture	0%

The convertible debentures contain both a financial liability component and an equity component, being the bonus warrants which grant the holder the option to acquire an equity interest in the Company. The Company bifurcated the convertible debentures using a discounted cash flow model and recognized a financial liability of $5,447,282, representing the fair value of the liability component and the conversion feature, net of issuance costs, discounted at a rate of 22.5%. The equity component consists of the detachable warrants and was assigned a fair value of $98,048 on issuance date. Transaction costs of $11,583 was recorded against the equity component.

A reconciliation of convertible debentures is as follows:

Convertible debentures
Balance, March 31, 2022 and 2021	-
Proceeds from issuance	5,545,330
Warrant portion of the proceeds	(98,048)
Interest payable	68,625
Accretion interest	36,626
Balance, March 31, 2023	5,552,533

Issuance costs
Balance, March 31, 2022 and 2021	-
Costs from issuance	(647,599)
Amortization	400
Balance, March 31, 2023	(647,199)
Balance, March 31, 2023	4,905,334

15.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

As at	March 31, 2023	March 31, 2022
Deposit	$59,535	$77,612
Retainer	22,914	164,673
Prepaid insurance	118,874	29,209
Subscriptions	1,241,354	83,087
Balance, end of the year	$1,442,677	$354,581

31

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

16.	EQUIPMENT

Cost	Equipment
Balance, March 31, 2021	$-

Additions	251,729
Balance, March 31, 2022	251,729

Additions	148,032
Write-off	(34,744)
Balance, March 31, 2023	$365,017

Accumulated depreciation	Equipment
Balance, March 31, 2021	-

Additions	19,822
Balance, March 31, 2022	19,822

Additions	120,971
Reductions	(10,616)
Balance, March 31, 2023	$130,177

Net book value, March 31, 2022	$231,907
Net book value, March 31, 2023	$234,840

17.	RIGHT-OF-USE ASSET

The Company’s right-of-use asset relates to the lease of office space. The right-of-use asset is depreciated over two years and a lease liability is measured at the present value of the lease payments unpaid at commencement date, discounted using the consolidated entity’s incremental borrowing rate of 10%.

For the year ended	March 31, 2023	March 31, 2022
Balance, beginning of the year	$220,067	$-
Additions	-	229,635
Adjustments	4,103	-
Depreciation expense	(115,159)	(9,568)
Balance, end of the year	$109,011	$220,067

32

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

18.	LEASE LIABILITY

The following table details the change in the Company’s lease liability for the years ended March 31, 2023 and 2022.

	March 31, 2023	March 31, 2022
Balance, beginning of the year	$220,423	$-
Additions	-	229,635
Adjustments	4,103	-
Interest expense	16,123	1,831
Lease payments	(131,776)	(11,043)
Balance, end of the year	108,873	220,423
Less: lease liability short-term	108,873	115,294
Lease liability long-term	$-	$105,129

19.	OTHER INCOME

Other income consisted of the following:

For the year ended	March 31,2023	March 31, 2022
Gain on the settlement of accounts payable	$-	$377,737
Gain on conversion of SAFE	-	118,378
Interest earned	18,773	16,040
Others	5,532	-
	$24,305	$512,155

20.	FINANCIAL INSTRUMENTS

As of March 31, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share units liability, loans payable, lease liability, convertible debentures, and SAFEs.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

33

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

20.	FINANCIAL INSTRUMENTS (continued)

The fair value of cash and restricted cash is measured using Level 1 inputs, the fair value of restricted share units liability is measured using Level 2 inputs, and the fair value of SAFEs is measured using level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the year.

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Liabilities:
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

As of March 31, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,369,903	$-	$-	$6,369,903
Restricted Cash	$94,088	$-	$-	$94,088
Liabilities:
SAFE	$-	$-	$1,000,000	$1,000,000

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high quality financial institutions.

Subsequent to March 31, 2023, trade accounts receivable balance of $35,000 was collected in full from customers.

Amounts due from related parties of $866,688 (2022 - $186,254) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of March 31, 2023, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

34

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

20.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

Contractual cash flow requirements as of March 31, 2023 were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,249,299	-	-	-	1,249,299
Leases	110,017	-	-	-	110,017
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	104,571	143,331
Convertible debentures	5,545,330	-	-	-	5,545,330
Total	7,937,398	7,752	23,256	104,571	8,072,977

As of March 31, 2023, the Company had a working capital of $640,853 (2022 - $6,514,837).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of March 31, 2023, the Company had the equivalent of $18,423 (2022 - net financial assets - $75,015) in net financial liabilities denominated in Euros and $671,405 (2022 - net financial liabilities - $35,788) net financial liabilities denominated in Canadian dollars.

The foreign exchange risk exposure of the Company financial instruments as at March 31, 2023 is as below:

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	CAD$	$ impact
Cash	4,896,114	358,150	(358,150)
Tax receivable	265,762	19,637	(19,637)
Prepaid deposits	1,801,700	133,128	(133,128)
Accounts payable and accrued liabilities	(817,970)	(60,440)	60,440
Restricted share unit liability	(399,916)	(22,511)	22,511
Convertible debentures	(6,644,237)	(490,533)	490,533
	(898,547)	(62,569)	62,569

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	EURO	$ impact
Cash	8,505	925	(925)
Tax receivable	7,766	844	(844)
Accounts payable and accrued liabilities	(33,217)	(3,611)	3,611
	(16,946)	(1,842)	1,842

35

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

20.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of March 31, 2023 and 2022, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

21.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of their technology. The Company considers the items in shareholders’ equity (deficiency) as capital. There has been no change to what the Company considers capital from the prior year. The Company does not have any externally imposed capital requirements to which it is subject to.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares, dispose of assets or adjust the amount of cash. There has been no change to how capital is managed from the prior year.

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended
Non-cash Financing and Investing Activities	March 31, 2023	March 31, 2022
Issuance of shares for SAFE conversions	$-	$1,994,622
Lease assets acquired	$-	$229,635
Fair value of finders warrants	$806,303	$1,054,070
Fair value of broker warrants issued with convertible debentures financing	$172,771	-
Shares and warrants issued for VAI	$-	$7,169,629

	For the year ended
	March 31, 2023	March 31, 2022
Cash paid for interests	$11,530	$148,835
Cash paid for income taxes	$-	$-
Cash received for interest	$18,773	$16,040

36

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

23.	SEGMENTED NOTE

All of the Company’s non-current assets as of March 31, 2023 and 2022 and all of the Company’s revenue for the years ended March 31, 2023 and 2022 were in the United States.

The operating segments have been disclosed by geographical region for the years ended March 31, 2023 and 2022 as follows:

Customers accounting for more than 10% of net revenue are as listed below:

	Year ended
	March 31,
	2023	2022
Customer A	69%	100%
Customer B	10%	0%
Others	21%	0%

	Year ended
	March 31,
Total net loss by country	2023	2022
United States	$12,473,908	$8,537,690
Canada	6,729,528	343,571
Netherlands	255,002	-
Total net loss	$19,458,438	$8,881,261

24.	CONTINGENT LIABILITY

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against VTU, Cyberlab LLC, and two directors/officers of the Company in Los Angeles Superior Court. The claim alleges violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claims as much as $5,000,000 in damages, subject to proof.

On September 1, 2022, the Company filed an answer denying any wrongdoing, and also making its own counterclaim against Mr. Thomson. The cross-claims against David Thomson include: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act, after the Company voluntarily dismissed three cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion, violation of the Stored Communications Act, respectively). The Company, for its part, seeks to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees.

The case is currently at the pleading stage, and the parties have engaged in some limited initial discovery efforts. A courtroom trial is currently scheduled to begin on January 16, 2024. However, VTU (as defendant and cross-complainant) and the other three named defendants filed a motion to compel arbitration with the Court on February 3, 2023, based upon provisions in the contracts at issue requiring same. If granted, the lawsuit in L.A. Superior Court will be stayed (i.e., temporarily put on hold) pending the outcome of the arbitration proceedings.

On March 30, 2023, the Motion to Compel Arbitration (“MCA”) was granted, and the two sides have been ordered by the Court to arbitration at the American Arbitration Association. The arbitration process is in the very early stages right now, with each side having only paid the case filing fees.

As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined.

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VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

25.	REVERSE TAKE-OVER

On June 21, 2021, the Company entered into a Contribution Agreement (the “Contribution Agreement) with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”). Pursuant to the Contribution Agreement, the VTU’s shareholders exchanged all of the outstanding common shares for common shares of the Company (the “Transaction” or “RTO”). Upon closing of the Transaction on July 20, 2021, VTU became a wholly owned subsidiary of VAI for legal purposes. The shareholders of VTU had control of the Company and as a result, the Transaction is considered a reverse take-over of VAI by VTU. The Transaction resulted in a listing expense of $5,352,659.

Management has evaluated that VAI did not meet the definition of a business as defined by IFRS 3, Business Combinations (“IFRS 3”), as it did not have the inputs and processes necessary to produce outputs. The acquisition was accounted for as the purchase of VAI’s net assets by VTU. The consideration paid was determined as equity settled share-based payment under IFRS 2, Share based Payments (“IFRS 2”), at the fair value of the equity of VTU retained by the shareholders of VAI based on the fair value of VTU’s common shares on the date of closing of the Transaction, being $0.46 per share concurrent financing price.

For RTO accounting purposes, the percentage voting rights of the shareholders of VAI in the combined entity on completion of the Transaction was approximately 18%. As a result of the Transaction, the Company assumed 1,250,000 share purchase warrants that are exercisable at $0.31 (CAD$0.40) per share expiring April 15, 2026 (the “VAI Warrants”).

For accounting purposes, VTU is considered the acquirer and VAI, the acquiree; accordingly, the Company and the consolidated financial statements are a continuity of the financial statements of VTU. The results of operations of VAI are included in these consolidated financial statements from the date of the RTO on July 20, 2021.

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VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

25.	REVERSE TAKE-OVER (continued)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition is based on management’s best estimate using the information currently available.

Total purchase price
Fair value of 14,434,603 nominal common shares issued at $0.46 per share	$6,639,917
Fair value of 1,250,000 share purchase warrants assumed	529,712
Total consideration	7,169,629
Net assets acquired
Assets and liabilities assumed
Cash	1,295,204
Advances to VTU prior to RTO	500,000
Other current assets	52,675
Accounts payable	(30,909)
Net assets acquired	1,816,970

Listing expense	$5,352,659

The Company assumed 1,250,000 share purchase warrants exercisable at a price of $0.31 (CAD$0.40) per share expiring on April 15, 2026. The fair value of share-purchase warrants was $529,712, estimated using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date (based on concurrent financing)	$0.46
Risk-free interest rate	0.80%
Estimate life	4.74 years
Expected volatility (based on comparable publicly listed entities)	148%
Expected dividend yield	0%

39

VERSES AI INC. (formerly VERSES Technologies Inc.)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in United States dollars)

26.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the applicable income tax rates to the net loss before tax provision due to the following:

For the year ended	March 31, 2023	March 31, 2022

Loss before income taxes	$(19,458,438)	$(8,879,661)
Statutory income tax rate	27%	30%
Expected income tax recovery	(5,253,778)	(2,663,898)
Non-deductible expenditures and non-taxable revenues	(40,863)	1,605,798
Unused tax losses and tax offsets not recognized	4,482,054	-
Change in unrecognized deductible temporary differences	1,152,045	1,049,393
Tax rate difference in other jurisdictions	(333,858)	10,307

Income tax expense (recovery)	$5,600	$1,600

Significant components of the Company’s unrecognized deferred tax assets (liabilities) are shown below:

	March 31, 2023	March 31, 2022
Deferred income tax assets (liabilities)
Losses carried forward	$6,267,000	$2,797,000
Intangible assets	678,000	343,000
Equipment	(136,000)	(52,000)
Convertible debentures	(40,000)	-

Total deferred income tax assets	6,769,000	3,088,000

Unrecognized deferred tax assets	(6,769,000)	(3,088,000)

Net deferred tax assets	$-	$-

As at March 31, 2023, the Company has estimated non-capital loss (“NCL”) for US Federal income tax purposes of $20,810,000 (2022 - $8,406,000), NCL for Canadian income tax purposes of $2,157,000 (2022 - $1,145,000), and NCL for Netherland income tax purposes of $243,000 (2022 - $nil). These losses may be carried forward to reduce taxable income derived in future years and expire by 2043.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

27.	SUBSEQUENT EVENT

On April 28, 2023, the Company granted 100,000 stock options to a strategic consultant of the Company with an exercise price of CAD$1.65, expiring in five years, vested 50% six months after the grant date and 50% six months after.

Subsequent to March 31, 2023, the Company had the following securities exercised:

(i) 815,000 stock options with a net proceed of CAD$648,600

(ii) 1,000,192 broker warrants with a net proceed of CAD$971,018. In connection with the broker warrant exercises, the Company granted 351,977 ½ warrants at an exercise price of CAD$1.20 with a maturity date of 2 years from the exercise date.

(iii) 8,483,534 warrants with a net proceed of CAD$8,496,659.

40